ERIC M. HELLIGE

Partner

DIRECT TEL: 212-326-0846

FAX: 212-326-0806

ehellige@pryorcashman.com

September 28, 2020

VIA EDGAR

Ms. Beverly Singleton

Ms. Melissa Raminpour

Ms. Erin Purnell

Mr. Geoffrey Kruczek

Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	ComSovereign Holding Corp.

Registration Statement on Form S-1

Filed August 28, 2020

File No. 333-248490

Ladies and Gentlemen:

On behalf of our client, ComSovereign Holding Corp., a Nevada corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on August 28, 2020.

Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated September 8, 2020 (the “Comment Letter”). In addition to addressing the comments received from the Staff, the Company has also revised Amendment No. 1 to update other disclosures in the Registration Statement.

The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

Securities and Exchange Commission

September 28, 2020

The Company has asked us to convey the following responses to the Staff:

Form S-1 Registration Statement

Selected Financial Information, page 5

1.	Refer to the Consolidated Statement of Operations Data for the six months ended June 30, 2020 and June 30, 2019 periods. We note you have appropriately included the line item, Gain on sale of fixed assets, within your net operating loss. However, it does not appear you have included the line item amount in your total operating expenses. As such, please revise the amount totals pertaining to total operating expenses and net operating loss. Also, in the Other Income (Expenses) section it appears amounts for the line items loss on investment and foreign currency transaction (gain)/loss have been omitted as compared to the actual amounts shown in the condensed consolidated statements of operations on page F-38. Please revise accordingly to include the respective amounts. Further, on page F¬38 please reclassify the line item Gain on the sale of assets to be a component of net operating loss, similar to that reflected in your December 31, 2019 statement of operations on page F-4, and revise the MD&A discussion of results of operations for the six months ended June 30, 2020 and 2019 accordingly. Please ensure consistency of financial statement amounts and disclosures throughout the filing.

Response:	The selected financial information set forth on page 6 of the Registration Statement has been revised in response to the Staff’s comments. In addition, the unaudited condensed consolidated statement of operations for the three- and six-month periods ended June 30, 2020 and 2019 on page F-38 of the Registration Statement have been revised in response to the Staff’s comments and the discussion of changes in other income and expenses for such six-month periods under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 39 of the Registration Statement have been revised accordingly. Please see pages 6, 41 and F-44 of the Registration Statement.

2.	Given that you intend to use a portion of the net proceeds from this Offering to repay in full certain outstanding debt and also to use $1,250,000 in cash on the acquisition of Fastback Networks, please provide supplemental pro forma earnings (loss) per share data giving effect to the portion of the net proceeds that will be used to repay the debt, and also separately for the portion of the net proceeds that will be used for the cash consideration to acquire Fastback. The supplemental pro forma earnings (loss) per share data should be provided for the latest fiscal year and subsequent interim period. For each period, please provide a detailed footnote as to the computation, including disclosing the number of shares whose proceeds from the Offering are considered to be used to repay the debt and to acquire Fastback Networks, and any pro forma impact of interest or tax expense. Analogous reference is made to SAB Topic 1.B.3.

Response:	The Registration Statement has been revised in response to the Staff’s comment by adding additional line items to the Consolidated Statement of Operations Data for pro forma basic and diluted loss per share for the use of a portion of the net proceeds of the offering to repay outstanding indebtedness and, separately, for the use of a portion of the net proceeds of the offering to pay the cash portion of the purchase price for the acquisition of Fastback, in each case with the requested footnote disclosure. Please see page 6 of the Registration Statement.

Securities and Exchange Commission

September 28, 2020

3.	Please expand footnote (1) to the consolidated balance sheet data to disclose the conversion rate that will be used to convert current liabilities into common stock. Please specify how you arrived at the conversion rate and which specific current liabilities are expected to be converted. Similar disclosures should be included in the second bullet point at the top of Capitalization at page 31.

Response:	In response to the Staff’s comment, footnote (1) to the consolidated balance sheet data and the second bullet point at the top of the “Capitalization” section have been revised to add the requested disclosure by reference to a new table under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” on page 41 of the Registration Statement. Please see pages 6, 33 and 44 of the Registration Statement.

Risk Factors

We may be unable to successfully integrate our recent and future acquisitions, which could...results of operations and prospects., page 17

4.	We note the pending acquisition of Fastback and that you are currently in discussions for the acquisition of an additional company. For each of these pending or probable acquisitions, please tell us the consideration given to providing audited historical financial statements and related pro forma financial information pursuant to Rule 8-04(a) and Rule 8-05(a), respectively, of Regulation S-X. In addition, disclose in Note 23, Subsequent Events, on page F-70 the total purchase price consideration for the VNC Acquisition made on July 6, 2020, including disclosing the value assigned to the 11,738,210 common shares and the value assigned to the replacement options and warrants. Also, please advise as to the significance of this acquisition pursuant to the aforementioned Rule 8-04(a) and Rule and Rule 8-05(a) of Regulation S-X.

Response:

The Company respectfully advises the Staff that it considered the requirements of Rule 8-04 and Rule 8-05(a) of Regulation S-X, and determined that it was not required to include historical financial statements, and pro forma financial information, relating to the acquisition of Virtual Network Communications Inc. (“VNC”) and the pending acquisition of Fastback Networks (“Fastback”). The Company compared (i) the total assets of VNC and Fastback compared to the Company’s total consolidated assets (“Asset Test”); (ii) the amount of the Company’s investments in VNC and Fastback compared to the Company’s consolidated total assets (“Investment Test”); and (iii) the pre-tax loss from continuing operations of VNC and Fastback compared to the Company’s consolidated pre-tax loss from continuing operations (“Income Test”), in each case, based on a comparison between the Company’s audited consolidated financial statements, and VNC’s and Fastback’s unaudited financial statements, as of and for the fiscal year ended December 31, 2019.

As set forth hereto on Attachment A, the Company’s calculation of the significance tests for the VNC acquisition and the pending Fastback acquisition are as follows, respectively: Asset Test – 0.5%, Investment Test – 16.4%, Income Test – 1.4%; and Asset Test – 6.2%, Investment Test – 11.6%, Income Test – 4.3%. As none of the results of the significance tests exceeds 20 percent, historical financial statements and related pro forma financial information of VNC or Fastback are not required.

The Company removed mention of the acquisition of an additional company on page 17 of the Registration Statement as it is not currently considered a probable business acquisition. The term “probable” is not defined in Rule 8-04. However, in the Codified Financial Reporting Release Section 506.02(c)(ii), the SEC offers the following guidance:

Guidance as to when consummation of a transaction is probable cannot be given because such a determination is dependent upon the facts and circumstances. In essence, however, consummation of a transaction is considered to be probable whenever the registrants’ financial statements alone would not provide investors with adequate financial information with which to make an investment decision.

The Company evaluated several factors in concluding the acquisition is not “probable” for SEC reporting purposes, including: (i) there is no signed definitive agreement, (ii) the signed letter of intent does not include the incurrence of financial penalties if the acquisition is not consummated, (iii) due diligence has not yet begun, (iv) negotiations are only at the very beginning stages, (v) there is no approval from the board of directors or shareholders of the companies, (vi) no regulatory filings have been made with respect to such proposed acquisition, and (vii) there have been no public announcements regarding the proposed acquisition.

With respect to the VNC acquisition made on July 6, 2020, the Company has revised Note 23 on pages F-80 and F-81 of the Registration Statement as requested by the Staff. Please see pages F-80 and F-81 of the Registration Statement.

Securities and Exchange Commission

September 28, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 41

5.	Refer to the second paragraph under this heading. Please clarify as of June 30, 2020, you had negative working capital of $17,018,634 instead of $16,730,537 and, that at December 31, 2019, your total current liabilities were $15,142,599 instead of $17,018,634. Please revise here and also the second paragraph in Note 3 on page F-44, or advise as necessary.

Response:	The Registration Statement has been revised in response to the Staff’s comment to revise the applicable disclosure. Please see pages 43 and F-52 of the Registration Statement.

Business

Our Operating Units, page 50

6.	Please clarify that the acquisition of Lextrum had been prior to the ComSovereign Acquisition, and that the acquisitions of VNC and Sovereign Plastics were subsequent to the ComSovereign Acquisition. Reference is made to disclosures under the ComSovereign Group on page 2.

Response:	The Registration Statement has been revised in response to the Staff’s comment to revise the applicable disclosure. Please see page 56 of the Registration Statement.

* * *

As it is the goal of the Company to have the Form S-1 declared effective as soon as possible, the Company would greatly appreciate the Staff’s review of the Registration Statement as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Daniel Hodges

ComSovereign Holding Corp.

Consolidated Statement of Operations Data

(Amounts in US$’s, except share data)	Six Months Ended June 30, 2020		January 10, 2019 (Inception) to June 30, 2019	January 10, 2019 (Inception) to December 31, 2019
	(unaudited)
Revenue		$5,495,297	$1,002,911 (1)		$4,712,212 (1)
Cost of Goods Sold(2)		2,613,632	888,270		2,990,716
Gross Profit		2,881,665	114,641		1,721,496

Operating Expenses
Research and development(2)		701,485	60,964		174,257
Sales and marketing(2)		29,625	3,815		6,222
General and administrative(2)		8,680,321	4,392,935		14,325,078
Depreciation and amortization		5,745,063	2,478,219		7,567,184
Gain on sale of fixed assets		(663)	(197,089)		(98,410)
Total Operating Expenses		15,155,831	6,738,844		21,974,331
Net Operating Loss		(12,274,166)	(6,624,203)		(20,252,835)

Other Income (Expenses)
Loss on conversion of debt		—	—		(2,640,000)
Net loss on extinguishment of debt		—	—		(434,774)
Foreign currency transaction gain		39,788	242,226		191,547
Interest expense		(2,356,821)	(362,602)		(8,399,663)
Other expense		(24)	—		(147,430)
Total Other Expenses		(2,317,057)	(120,376)		(11,430,320)
Net Loss Before Income Taxes		(14,591,223)	(6,744,579)		(31,683,155)
Deferred Tax Benefit		—	1,686,145		4,137,900
Net Loss		$(14,591,223)	$(5,058,434)		$(27,545,255)
Basic and Diluted Loss Per Share		$(0.11)	$(0.14)		$(0.57)
Pro Forma Basic and Diluted Loss Per Share(3)	$			$
Pro Forma Basic and Diluted Loss Per Share(4)	$			$
Weighted Average Shares Outstanding – Basic and Diluted		128,570,426	36,463,393		48,714,099

(1)      Does not include 2019 revenues of Drone Aviation for the period prior to the ComSovereign Acquisition, which amounted to $1,380,497 for the period January 10, 2019 (Inception) to June 30, 2019 and $5,783,796 for the period January 10, 2019 (Inception) to December 31, 2019.

(2)      Exclusive of depreciation and amortization.

(3)      The pro forma loss per share data gives effect to (i) the repayment in full at closing of certain notes payable as set forth under “Use of Proceeds” on page 30 as if such repayment occurred at the beginning of the period and (ii) the issuance of          units in this offering the net proceeds of which will be required to repay such indebtedness based upon an assumed offering price to the public of $     per unit (the closing price of our common stock on              2020). For the six-month period ended June 30, 2020, the repayment of such notes payable as of January 1, 2020 would have reduced interest expense for such period by $619,527 to $1,737,294, would add a net loss on extinguishment of debt of $41,000, reduced the net loss for such period by $578,527 to $14,012,696 and increased the total outstanding shares of common stock as of June 30, 2020 by        shares, based upon an assumed offering price to the public of $ per unit (the closing price of our common stock on              2020). For the period inception (January 10, 2019 through December 31, 2019, the repayment of such notes payable as of January 10, 2019 would have reduced interest expense for such period by $306,524 to $8,025,038, reduce the net loss on extinguishment of debt by $395,353 to $39,421, reduced the tax benefit for such period by $91,667 to $4,046,233, reduced the net loss for such period by $610,210 to $26,935,045, and increased the total outstanding shares of common stock as of December 31, 2019 by              shares, based upon an assumed offering price to the public of $ per unit (the closing price of our common stock on              2020).

(4)      The pro forma loss per share data gives effect to the issuance of          units in this offering the net proceeds of which will be required to pay the cash portion of the purchase price of our proposed acquisition of Fastback upon the closing of this offering, based upon an assumed offering price to the public of $      per unit (the closing price of our common stock on            2020), as if such shares had been outstanding on the last day of the period.